                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                      (Amendment No. 5) (Final Amendment)


                               FORUM GROUP, INC.
                               (Name of Issuer)


                        Common Stock, Without Par Value
                        (Title of Class of Securities)


                                   349841304
                                ---------------
                     (CUSIP Number of Class of Securities)


         Edward L. Bednarz, Esq.                       Copy to:
           Forum Group, Inc.                    Jeffrey J. Rosen, Esq.
       (as successor in interest                 O'Melveny & Myers LLP
        to FG Acquisition Corp.)           555 13th Street, N.W., Suite 500W
      Marriott International, Inc.            Washington, D.C. 20004-1109
          10400 Fernwood Road                       (202) 383-5300
        Bethesda, Maryland 20817
             (301) 380-9555
 (Name, address and telephone number of
  person authorized to receive notices
  and communications)


                                 June 12, 1996
                                 -------------
            (Date of event which requires filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 8 Pages)
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- --------------------------------------------------------------------------------
CUSIP NO.                          Schedule 13D
349841304                                                      PAGE 2 OF 8 PAGES
- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       FG ACQUISITION CORP.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                    (b) [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCES OF FUNDS

- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                         [ ]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

            INDIANA
- --------------------------------------------------------------------------------
   NUMBER OF                                     7   SOLE VOTING POWER

   SHARES                                            NONE
                                                --------------------------------
   BENEFICIALLY                                  8   SHARED VOTING POWER

   OWNED                                             NONE
                                                --------------------------------
   BY EACH                                       9   SOLE DISPOSITIVE POWER

   REPORTING                                         NONE
                                                --------------------------------
   PERSON WITH                                  10   SHARED DISPOSITIVE POWER

                                                     NONE
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          NONE
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    SHARES                                                               [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               0%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

               CO
- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
    CUSIP NO.                      Schedule  13D                    PAGE 3 OF 8
    349841304
- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   MARRIOTT INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                      (b) [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCES OF FUNDS

- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                           [ ]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
- --------------------------------------------------------------------------------
   NUMBER OF                                     7   SOLE VOTING POWER
                                                --------------------------------
   SHARES                                            100 SHARES OF COMMON STOCK
                                                --------------------------------
   BENEFICIALLY                                  8   SHARED VOTING POWER

   OWNED                                             NONE
                                                --------------------------------
   BY EACH                                       9   SOLE DISPOSITIVE POWER

   REPORTING                                         100 SHARES OF COMMON STOCK
                                                --------------------------------
   PERSON WITH                                  10   SHARED DISPOSITIVE POWER

                                                     NONE
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    100 SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    SHARES                                                              [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    100%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO, HC
- -------------------------------------------------------------------------------

     This Amendment No. 5 (Final Amendment) to Schedule 13D amends and supplements the Schedule 13D of FG Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly-owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Parent"), and of Parent. The original Schedule 13D was filed with the Securities and Exchange Commission (the "Commission") on February 28, 1996. Subsequent amendments to the Schedule 13D have been filed in conjunction with amendments to the Tender Offer Statement on
Schedule 14D-1 of Forum Group, Inc., an Indiana corporation (the "Company"). The
Schedule 14D-1 was initially filed with the Commission on February 23, 1996 with respect to the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, without par value (the "Shares"), of the Company. The Offer was made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 (the "Merger Agreement") by and among the Company, the Purchaser and Parent. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1, as amended, and the Offer to Purchase, dated February 23, 1996, which is attached as Exhibit (a)(9) to the Schedule 14D-1.

     In connection with the foregoing, the Purchaser and Parent hereby amend and supplement the Schedule 13D as follows:

ITEM 5    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 5(a)-(c) and (e) are hereby amended and supplemented by the addition of the following paragraphs thereto:

     (a)-(b) The information set forth in rows 7 through 11 of each Cover Page of this Amendment No. 5 (Final Amendment) to Schedule 13D is incorporated herein by reference.

     (c) On June 12, 1996, pursuant to the terms and conditions of the Merger Agreement, the Purchaser was merged with and into the Company such that the Company became a wholly-owned indirect subsidiary of the Parent and the Purchaser ceased to exist as an independent entity (the "Merger"). Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or held by any wholly-owned Subsidiary of the Company or held by Parent or any wholly-owned Subsidiary of Parent, and other than Dissenting Shares) was, by virtue of the Merger, converted into the right to receive $13.00 in cash. Each Share held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and each Share held by Parent or any wholly-owned Subsidiary of Parent immediately prior to the Effective Time was, by virtue of the Merger, cancelled and retired and ceased to exist. Simultaneously, each share of the common stock, without par value, of Purchaser was, by virtue of the Merger, converted into one share of the common stock of the Company. Accordingly, Parent indirectly owns 100 shares of the common stock of the Company, which is 100% of the outstanding common stock thereof. In addition, a Form 15 has been filed with the Commission on June 13, 1996 in order to deregister the common stock of the Company. A press release relating to the foregoing is filed as Exhibit (a)(13) to the Schedule 13D and is incorporated herein by reference.

     (e) By virtue of the Merger, Purchaser ceased to exist and so is no longer is a beneficial owner of the Company.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

     Exhibit (a)(13)   Press Release issued by Parent dated June 13, 1996.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 1996                   FORUM GROUP, INC.
                                       (as successor in interest
                                       to FG Acquisition Corp.)

                                       By: /s/ Edward L. Bednarz
                                       -----------------------------------
                                       Name:  Edward L. Bednarz
                                       Title: Vice President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 1996                   MARRIOTT INTERNATIONAL, INC.

                                       By: /s/ Joseph Ryan
                                       -----------------------------------
                                       Name:  Joseph Ryan
                                       Title: Executive Vice President

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                                 EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
- -----------        -----------

Exhibit (a)(13)    Press Release issued by Parent dated June 13, 1996.